UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             -----------------------

                        BINDVIEW DEVELOPMENT CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    090327107
                                 (CUSIP Number)

                                 Peter L. Bloom
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  May 27, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

090327107                                                     Page 2 of 11 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,632,937
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,632,937

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,632,937

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.7%

14        TYPE OF REPORTING PERSON

          OO

                                  SCHEDULE 13D

090327107                                                     Page 3 of 11 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          General Atlantic Partners 44, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,632,937
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,632,937

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,632,937

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.7%

14        TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

090327107                                                     Page 4 of 11 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GAP Coinvestment Partners, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        2,632,937
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          2,632,937

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,632,937

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.7%

14        TYPE OF REPORTING PERSON

          PN

090327107                                                     Page 5 of 11 Pages

                         AMENDMENT NO. 3 TO SCHEDULE 13D


         This Amendment No. 3 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of August 3, 1996, as amended by Amendment No. 1 to Schedule 13D, dated as of August 10, 1998, and Amendment No. 2, dated as of January 5, 1999, with respect to the shares of common stock, no par value per share (the "Common Stock"), of BindView Development Corporation, a Texas corporation (the "Company").

         Item 1. Security and Issuer.

         This Amendment relates to the shares of Common Stock of the Company. The address of the principal executive offices of the Company is 3355 West Alabama, Suite 1200, Houston, Texas, 77098.

         Item 2. Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This Amendment is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 44, L.P., a Delaware limited partnership ("GAP 44"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP and GAP 44, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 44 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, J. Michael Cline,

090327107                                                     Page 6 of 11 Pages


William O. Grabe, William E. Ford and Franchon M. Smithson (collectively, the "GAP Managing Members"). The GAP Managing Members are also the general partners of GAPCO. The business address of each of the GAP Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         Unchanged.

         Item 4. Purpose of Transaction.

         Unchanged.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, GAP, GAP 44 and GAPCO each own of record no shares of Common Stock, 2,027,613 shares of Common Stock and 605,324 shares of Common Stock, respectively, or 0%, 9.0% and 2.7%, respectively, of the Company's issued and outstanding shares of Common Stock.

090327107                                                     Page 7 of 11 Pages


         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 44, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,632,937 shares of Common Stock or 11.7% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 2,632,937 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) In May 1999 GAPCO sold the following number of shares on the dates and for the aggregate proceeds listed below:

Date                        Shares Sold                       Proceeds
----                        -----------                       --------
4-May-99                        200,000                     $3,993,867
21-May-99                        10,000                     $  220,618
24-May-99                         5,000                     $  110,621
27-May-99                        55,000                     $1,103,751
28-May-99                         7,500                     $  150,000
                            -----------                       --------
Total                           277,500                     $5,578,857
                            ===========                     ==========

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

090327107                                                     Page 8 of 11 Pages

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         Unchanged.

         Item 7. Materials to be Filed as Exhibits.

                 Exhibit 1: Power of Attorney dated December 30, 1998, appointing Thomas J. Murphy Attorney-In-Fact for General Atlantic Partners, LLC.

                 Exhibit 2: Power of Attorney dated December 30, 1998, appointing Thomas J. Murphy Attorney-In-Fact for GAP Coinvestment Partners, L.P.

090327107                                                     Page 9 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 2, 1999.

                                    GENERAL ATLANTIC PARTNERS, LLC


                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GENERAL ATLANTIC PARTNERS 44, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner


                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                    GAP COINVESTMENT PARTNERS, L.P.


                                    By: /s/ Thomas J. Murphy
                                        --------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact